GENTOR RESOURCES INC. (“Company”) VOTING INSTRUCTION FORM (“VIF”)

Special Meeting
23rd day of May, 2014 at the hour of 10:30 in the forenoon (Toronto time)
Norton Rose Fulbright Canada LLP,
Royal Bank Plaza, South Tower, Suite 3800, 200 Bay Street,
Toronto, Ontario, Canada
(“Meeting”)

RECORD DATE: CONTROL NUMBER: SEQUENCE #: FILING DEADLINE FOR VIF:	April 7, 2014 May 21, 2014 at 4:00 p.m. (Toronto time)
VOTING METHODS
INTERNET	Go to www.voteproxyonline.com and enter the 12 digit control number above
FACSIMILE	(416) 595-9593
MAIL or HAND DELIVERY	TMX EQUITY TRANSFER SERVICES 200 University Avenue, Suite 300, Toronto, Ontario, M5H 4H1

The undersigned shareholder(s) of GENTOR RESOURCES INC. hereby appoint(s) in respect of all of his or her shares of the Corporation, Donat K. Madilo, Chief Financial Officer of the Company, or failing him, Geoffrey G. Farr, Corporate Secretary of the Company (“Management Nominees”), or instead of any of them, the following Appointee
Please print appointee name

as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) thereof in accordance with voting instructions, if any, provided below.
The matters to be voted on at the Meeting are as follows. Unless you are appointing yourself to attend the Meeting and vote in person, please provide your voting instructions by marking the appropriate box. (see Note 1 overleaf)

* SEE VOTING GUIDELINES ON REVERSE *

RESOLUTIONS – MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES

1. Sale of Oman Properties	FOR	AGAINST
Resolution authorizing and approving the sale by the Company of all of the Company’s properties in Oman, as described in the Company’s management information circular dated April 24, 2014.	☐	☐

This VIF revokes and supersedes all earlier dated VIF and MUST BE SIGNED.
PLEASE PRINT NAME	Signature of Beneficial owner(s)	Date (MM/DD/YYYY)

Voting Instructions – Guidelines and Conditions

The Company is providing you the enclosed proxy-related materials for their security holder Meeting. Your name, address and information about your security holdings have been obtained in accordance with applicable securities regulations from the intermediary holding them on your behalf (which is identified by name, code or identifier in the information on the top right corner overleaf). The Voting Instruction Form (“VIF”) is to enable your vote to be submitted on the stated matters. Please complete, sign, date and return the VIF. Unless you appoint yourself or a delegate to attend the Meeting and vote, your securities can be voted only by Management Nominees in accordance with your instructions.

We are prohibited from voting these securities on any of the matters to be acted upon at the Meeting without your specific voting instructions.

The completed VIF should be delivered to TMX Equity Transfer Services, in the envelope provided or by fax to (416) 595-9593. Alternatively, if available, you may vote online at www.voteproxyonline.com. The matters to be voted on at the Meeting are set out overleaf.

By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.

THIS VOTING INSTRUCTION FORM MUST BE READ IN CONJUNCTION WITH THE MEETING MATERIAL. YOUR VOTING INSTRUCTIONS MUST BE RECEIVED NO LATER THAN THE DEADLINE SPECIFIED OVERLEAF IN THE UPPER LEFT SECTION OF THE VIF OR THE EQUIVALENT TIME BEFORE THE TIME AND DATE OF ANY ADJOURNMENT OF THE MEETING.

Voting Instructions and Authority – Notes

1.   If you appoint the Management Nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendation highlighted for each Resolution overleaf. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.

2.   The appointment of the Management Nominees or another Appointee gives them discretion to vote on any other matters that may properly come before the Meeting.

3.   If Internet voting is available, you can provide your voting instructions on the website noted overleaf.

4.   To be valid, this VIF must be signed. Please date the VIF. If the VIF is not dated, it is deemed to bear the date of its being mailed to the security holders of the Company.

5.   This form does not convey any right to vote in person at the Meeting. We urge you to read the above instructions, and the Information Circular prior to completing, signing and returning the VIF so that your securities can be voted.

For assistance, please contact TMX Equity Transfer Services:

Mail:	TMX Equity Transfer Services
200 University Avenue, Suite 300
Toronto, ON
M5H 4H1
Telephone:	(416) 361-0930
Facsimile:	(416) 595-9593
Email:	investor@equityfinancialtrust.com

Appointing yourself or someone else to vote your securities

If you want to attend the Meeting and vote in person at the Meeting or appoint another person to do so, write your name or the name of the person attending the Meeting in the space provided on the VIF and return it. Unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the Meeting and vote on all matters that are presented at the Meeting, even if those matters are not set out in this form or the information circular. Consult a legal advisor if you wish to modify the authority of that person in any way. When you or your Appointee arrives at the Meeting, they should give their name to the scrutineers and state that they are a proxy appointee. The Appointee must attend the Meeting in order for your securities to be voted.

TMXEquityTransferServices.com

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